UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

April 26, 2023 (April 26, 2023)

Date of Report (Date of earliest event reported)

TRADEUP ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40608	86-1314502
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

437 Madison Avenue, 27th Floor New York, New York	10022
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (732) 910-9692

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one-half of one Warrant	UPTDU	The Nasdaq Stock Market LLC

Common Stock, par value $0.0001 per share	UPTD	The Nasdaq Stock Market LLC

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	UPTDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment to the Common Stock Purchase Agreement

On April 26, 2023, TradeUP Acquisition Corp. (the “Company”) and White Lion Capital, LLC, a Nevada limited liability company (“White Lion”) entered into an amendment (the “Amendment”) to the common stock purchase agreement (the “Common Stock Purchase Agreement”), dated as of April 20, 2023. Pursuant to the Amendment, the Company agrees that it will, immediately prior to the closing of the proposed business combination with Estrella Biopharma, Inc. (“Estrella”), cause Estrella to issue to White Lion an aggregate of 250,000 shares of Estrella’s Series A preferred stock, par value $0.0001 per share, which the parties have acknowledged has a value of $250,000.

The foregoing descriptions of the Amendment are qualified in their entirety by reference to the full text of the Amendment, the copy of which is filed as Exhibits 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Forward-Looking Statements

This Report includes forward looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “target,” “aim,” “plan,” “project,” “forecast,” “should,” “would,” or variations of such words or by expressions of similar meaning. Such forward-looking statements, including statements regarding anticipated financial and operational results, projections of market opportunity and expectations, the estimated post-transaction enterprise value, the advantages and expected growth of the combined company, the cash position of the combined company following closing, the ability of the Company and Estrella to consummate the proposed Business Combination and the timing of such consummation, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the Company’s final prospectus dated July 19, 2021 filed with the SEC (the “Final Prospectus”) related to the Company’s initial public offering, the Company’s proxy statement and proxy on Form S-4 (File No. 333-267918), initially filed on October 18, 2022, as amended from time to time (the “Form S-4”), its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and in other documents filed by the Company with the SEC from time to time. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: Estrella’s or the combined company’s limited operating history; the ability of Estrella or the Combined Company to identify and integrate acquisitions; general economic and market conditions impacting demand for the products and services of Estrella or the Combined Company; the inability to complete the proposed transaction; the inability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the amount of cash available following any redemptions by the Company’s stockholders; the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; costs related to the proposed transaction; and such other risks and uncertainties as are discussed in the Final Prospectus and the Form S-4. Other factors include the possibility that the proposed Merger does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

The Company and Estrella each expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s or Estrella’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Additional Information about the Transaction and Where to Find It

The proposed transaction has been approved by the board of directors of Estrella and the Company and will be submitted to stockholders of the Company and the stockholders of Estrella for their approval. In connection with such approval, the Company has filed with the SEC the Form S-4, which includes a proxy statement containing information about the proposed transaction and the respective businesses of Estrella and the Company, as well as the prospectus relating to the offer of the Company’s securities to be issued to stockholders of Estrella in connection with the completion of the proposed transaction (the “proxy statement/prospectus”). After the Form S-4 has been declared effective, the Company will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transaction. The Company’s stockholders are urged to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and the definitive proxy statement/prospectus in connection with the proposed transaction, as these materials will contain important information about the Company, Estrella and the proposed transaction. Stockholders will also be able to obtain a free copy of the Form S-4, as well as other filings containing information about the Company, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Company, Estrella and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed transaction. Information regarding the Company’s directors and executive officers is available in the Final Prospectus and Form S-4. Additional information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation relating to the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus when it becomes available.

No Offer or Solicitation

This Report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Number	Description

10.1	Amendment to the Common Stock Purchase Agreement, dated as of April 26, 2023, by and between TradeUP Acquisition Corp. and White Lion Capital, LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TradeUP Acquisition Corp.

	By:	/s/ Weiguang Yang
	Name:	Weiguang Yang
	Title:	Co-Chief Executive Officer

Date: April 26, 2023